Exhibit 1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)
For Immediate Release

NORTHCORE REPORTS Q3 FINANCIAL RESULTS

Toronto, ON - Nov 14, 2006 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today its interim financial results for the third quarter ended September 30, 2006. All figures are in Canadian dollars.

Northcore reported revenues of $222,000 for the quarter, an increase of 31 percent over the $170,000 generated in second quarter of 2006. In the same period of 2005, Northcore, operating as ADB Systems International Inc., reported revenues for its North America and Ireland business units of $261,000.

As has been reported previously, the company sold its Norway business unit for $2.7 million in cash and debt settlement effective June 30, 2006. Since the sale of its Norway business unit, Northcore has adjusted its historical financial results to comply with generally accepted accounting principles (GAAP) applicable to discontinued operations.

“Consistent with our guidance, we experienced a revenue growth for the period of more than 30 percent compared to previous quarter,” said Jeff Lymburner, CEO of Northcore Technologies Inc. “Drivers for this growth included our expanded delivery of technology services to customers such as GE, and the increased customer use of our joint venture sales platform, Asset Seller from GE.”

Northcore reported a net loss for the period of $640,000 or $0.01 per share, basic and diluted. This compares to a Q2 net income of $1.04 million or $0.01 per share, which was realized from income derived the sale of the Norway business unit. In the third quarter of 2005, the company reported a net loss of $800,000 or $0.01 per share, basic and diluted.

The company also reported an EBITDA loss for the quarter of $404,000. This compares to an EBITDA loss of $607,000 in the second quarter of 2006 and an EBITDA loss of $658,000 in the third quarter of 2005. On a year to date basis, Northcore has recorded an EBITDA loss for the nine months ended September 30, 2006 of $1.38 million. This compares to an EBITDA loss of $2.36 million for the same period in 2005.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

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Northcore reports Q3 results/2

As at September 30, Northcore held cash and cash equivalents $866,000.

Operating highlights
In addition to its financial performance, Northcore realized a number of operating achievements in the quarter, notably:
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The company signed an application development with GE Commercial Finance to provide technology that will streamline the remarketing of end-of-lease assets and improve data interactions among a number of existing GE information systems.

-	Northcore’s joint venture with GE provided asset disposition services to support the sale of manufacturing equipment of Canning Vale Weaving Mills Ltd., an Australian textile manufacturer.

Subsequent to the end of the Q3, Northcore also achieved the following:
-	Northcore’s joint venture with GE has begun providing asset disposition services to the Fastenal Company, an international distributor of industrial and construction supplies.
-	Northcore entered into a technology agreement with The Brick, one of Canada’s largest volume dealers.

“Our third quarter results and our recent new customer activities show the potential of our new company, particularly as we focus our efforts at driving sales through our joint venture with GE and providing our technology services to customers in a wide array of industries,” Mr. Lymburner said. “Given our current pipeline and order backlog, we expect continued double-digit revenue growth in Q4.”

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial Finance, Halliburton Energy Resources, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial results follow)